UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2020
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.

(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated herein by reference is the notice and proxy statement for the extraordinary general meeting of shareholders of the Company scheduled for October 26, 2020.

This Form 6-K is incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122) and on July 24, 2019 (File No. 333-232776) and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on February 25, 2016 (Registration No. 333-209702), on July 23, 2018 (File No. 333-226278) and on July 24, 2019 (File No. 333-232777).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: September 22, 2020	By:	/s/ Dror Ben-Asher
Dror Ben-Asher
Chief Executive Officer

REDHILL BIOPHARMA LTD.
21 Ha'arba'a Street

Tel-Aviv 6473921

Israel

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held on October 26, 2020

The Extraordinary General Meeting of Shareholders of RedHill Biopharma Ltd. (the “Company”), will be held at the offices of the Company, 21 Ha'arba'a Street, 16th Floor, Tel-Aviv, Israel, on October 26, 2020, at 3:00 p.m. Israel time, or at any adjournments thereof (the “General Meeting”), for the following purposes:

1.	To approve an amendment to the Company's Compensation Policy regarding the D&O insurance premium;

2.	To approve an amendment to the Amended and Restated Articles of Association of the Company to add a forum selection provision;

3.	To approve amendments to the employment terms of Mr. Dror Ben-Asher, the Company’s Chief Executive Officer;

4.	To approve an amendment to the employment terms of Mr. Rick Scruggs, the Company’s Chief Commercial Officer;

5.	To approve the repricing of options exercisable into American Depository Shares (“ADSs”) of the Company granted to Mr. Rick Scruggs;

6.	To approve the extension of options to purchase ADSs of the Company previously granted to members of the board of directors; and

7.	To approve the extension of options to purchase ADSs of the Company previously granted to Mr. Dror Ben-Asher.

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), and holders of record of ADSs, evidenced by American Depositary Receipts issued by The Bank of New York Mellon at the close of business on September 22, 2020 shall be entitled to receive notice of and to vote at the General Meeting.

The Board of Directors recommends that you vote FOR the proposals, as specified on the enclosed form of proxy.

Whether or not you plan to attend the General Meeting, it is important that your ADSs or ordinary shares be represented. Accordingly, you are kindly requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received no later than four hours prior to the General Meeting. Execution of a proxy will not in any way affect a shareholder’s right to attend the General Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

Shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver to the Company, no later than October 26, 2020, at 11:00 a.m. Israel time, an ownership certificate confirming their ownership of the Ordinary Shares on September 22, 2020 (the “Record Date”), which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

ADS holders should return their proxies by the date set forth on their form of proxy.

Shareholders wishing to express their position on an agenda item for this General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Micha Ben Chorin, at 21 Ha'arba'a Street, Tel-Aviv, 6473921 Israel, by no later than October 18, 2020. Any Position Statement received, that is in accordance with the guidelines set by the Companies Law, will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov.

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If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall be adjourned to the next business day following the day of the scheduled General Meeting, at the same time and place, or at another day, time and place prescribed by the Board of Directors in a notification to the shareholders.

This Notice and the documents mentioned therein, as well as the proposed resolutions on the agenda, can be viewed at the Company's registered office on 21 Ha'arba'a Street, Tel-Aviv, Tel: +972 3 541 3131, Sunday through Thursday between 10:00-15:00, and also will be made available to the public on the Commission’s website at http://www.sec.gov.

By Order of the Board of Directors,
Dror Ben-Asher
Chairman of the Board of Directors

Tel-Aviv, Israel
September 22, 2020

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REDHILL BIOPHARMA LTD.

21 Ha'arba'a Street

Tel-Aviv 6473921

Israel

PROXY STATEMENT

FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held on October 26, 2020

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), and to holders of American Depository Shares (“ADSs”), evidenced by American Depositary Receipts issued by The Bank of New York Mellon (“BNY Mellon”), of RedHill Biopharma Ltd. (the “Company” or “RedHill”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors” or the “Board”) of proxies for use at the Extraordinary General Meeting of Shareholders (the “General Meeting”), to be held on Monday, October 26, 2020, at 3:00 p.m. Israel time at the offices of the Company, 21 Ha'arba'a Street, 16th Floor, Tel-Aviv, Israel, or at any adjournments thereof.

It is proposed at the General Meeting to adopt the following proposals or to consider the following items:

1.	To approve an amendment to the Company's Compensation Policy regarding the D&O insurance premium;

2.	To approve an amendment to the Amended and Restated Articles of Association of the Company to add a forum selection provision;

3.	To approve amendments to the employment terms of Mr. Dror Ben-Asher, the Company’s Chief Executive Officer;

4.	To approve an amendment to the employment terms of Mr. Rick Scruggs, the Company’s Chief Commercial Officer;

5.	To approve the repricing of options exercisable into ADSs of the Company granted to Mr. Rick Scruggs;

6.	To approve the extension of options to purchase ADSs of the Company previously granted to members of the board of directors; and

7.	To approve the extension of options to purchase ADSs of the Company previously granted to Mr. Dror Ben-Asher.

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders may present proposals for consideration at the General Meeting by submitting their proposals to the Company no later than Sunday, October 18, 2020 in accordance with applicable law.

Shareholders Entitled to Vote

Only holders of ADSs and Ordinary Shares of record at the close of business on September 22, 2020 (the “Record Date”), shall be entitled to receive notice of and to vote at the General Meeting. At the close of business on September 21, 2020, the Company had outstanding 374,086,048 Ordinary Shares (represented by 37,408,604 ADSs), each of which is entitled to one vote on each of the matters to be presented at the General Meeting.

Proxies

A form of proxy card for use at the General Meeting is attached to this Proxy Statement and has been sent to the holders of ADSs together with a prepaid return envelope for the proxy. By executing the proxy card and appointing “proxies”, holders of ADSs and Ordinary Shares may vote at the General Meeting, whether or not they attend.

ADS holders should return their proxies in the enclosed form to BNY Mellon by the date set forth on the proxy card. If a properly executed proxy is received by the BNY Mellon by the date set forth on the proxy card, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the proxy card.

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Shareholders who hold ordinary shares through members of the Tel-Aviv Stock Exchange Ltd. ("TASE"), who did not convert their ordinary shares to ADSs, may vote in the General Meeting in person or vote through the attached form of proxy card, which also serves as their voting card, by completing, dating, signing and mailing the proxy card to the Company’s offices so that it is received by the Company no later than Monday October 26, 2020 at 11:00 a.m. Israel time, and must also provide the Company with a copy of their identity card, passport or certificate of incorporation (as the case may be), and an ownership certificate confirming their ownership of the Company’s ordinary shares on the Record Date. Such certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Subject to applicable law and the rules of the NASDAQ Stock Market, in the absence of instructions, the ADSs and Ordinary Shares represented by properly executed and received proxies will be voted FOR all of the proposed resolutions to be presented at the General Meeting for which the Board of Directors recommends a “FOR”. Holders of ADSs and Ordinary Shares may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with BNY Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy bearing a later date.

Expenses and Solicitation

The Board of Directors is soliciting proxies for use at the General Meeting. The Company expects to mail this Proxy Statement and the accompanying proxy cards to ADS holders on or about October 1, 2020. In addition to solicitation of proxies to holders of ADSs by mail, certain officers, directors, employees and agents of the Company, may solicit proxies by telephone, mail or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of ADSs or Ordinary Shares. In addition, we have retained Kingsdale Advisors (“Kingsdale”) to assist in the solicitation of proxies.

This proxy statement and proxy card shall also serve as a voting deed (ktav hatzba’a), as such term is defined under the Israel Companies Law 1999 (the “Companies Law”).

Quorum and Voting

Two or more shareholders holding ADSs or Ordinary Shares conferring in the aggregate at least twenty-five percent (25%) of the voting power of the Company, present in person or by proxy at the General Meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall be adjourned to the next business day following the day of the scheduled meeting, at the same time and place, or at such other day, time and place as shall be prescribed by the Board of Directors in a notification to the shareholders. At such reconvened meeting, any one (1) shareholder present in person or by proxy shall constitute a quorum regardless of the number of Ordinary Shares represented.

The approval of Proposals 2, 4, 5 and 6 each requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented.

The approval of Proposals 1, 3 and 7 each requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, provided that one of the following two alternatives must apply: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes the foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the Chief Executive Officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or Chief Executive Officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

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Please note that you are required to indicate on the proxy card with respect to Proposals 1, 3 and 7 whether you are a controlling shareholder of the Company, or acting on its behalf or not, and whether you have a personal interest in the approval of the proposals as provided above or not. If you fail to so indicate on the proxy card, your vote may not be counted with respect to the proposal(s) for which you failed to provide notification.

Shareholders wishing to express their position on an agenda item for this General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Micha Ben Chorin, at 21 Ha'arba'a Street, Tel-Aviv, 6473921 Israel. Any Position Statement received, that is in accordance with the guidelines set by the Israel Companies Law, will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov.

Position Statements must be submitted to the Company by no later than Sunday, October 18, 2020.

Director Independence

Our board of directors has determined that all of the Company’s directors are independent for the purposes of the Nasdaq Listing Rules, other than Mr. Dror Ben-Asher and Mr. Rick Scruggs.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. The Company’s filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be considered as an admission that the Company is subject to the proxy rules under the Exchange Act.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR EACH OF THE PROPOSALS.

Except as specifically provided herein, the lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

We request you to carefully read this entire Proxy Statement, including the documents we refer to in this Proxy Statement. If you have any questions, need assistance in voting, or need additional material, please contact our Proxy Solicitation Agent, Kingsdale Advisors:

+ 1 (866) 581-1392 (toll-free in North America)
+1 (416) 867-2272 (collect call outside of North America)
e-mail: contactus@kingsdaleadvisors.com

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PROPOSAL NO. 1

AMENDMENT TO THE COMPANY’S COMPENSATION POLICY REGARDING THE D&O INSURANCE PREMIUM

Under the Companies Law, the terms of employment and service, which include D&O insurance coverage of officers and directors of public companies, such as the Company, must be determined in accordance with a directors and officers compensation policy (the “Compensation Policy”) (except in limited circumstances set forth in the Companies Law). All companies subject to the Companies Law are required to review and re-approve their Compensation Policy based on the guidelines specified in the Companies Law every three years.

The Compensation Committee and Board of Directors have approved an amendment to the Compensation Policy to remove the reference to the maximum annual premium that may be paid by the Company for D&O insurance policies and recommended its approval by the shareholders in light of a leniency recently published by the Israeli Securities Authority. The proposed amendments to the Compensation Policy as provided in Appendix A are marked against the current Compensation Policy.

In recent years, there have been significant changes in the D&O insurance policy market, in particular due to continued increase in class action lawsuits filed against companies traded on the U.S. public markets. These changes have caused to numerous major traditional leading D&O insurers to limit their exposure to claims, leading to significantly increased premiums for D&O insurance policies, and in particular for companies in the life science sector. As a result of the significantly increased premiums, the Company's Compensation Committee, followed by the Board of Directors, approved an amendment to the Compensation Policy to remove the limitations on the maximum annual premium payable under D&O insurance policies (currently US $2 million).

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED to approve an amendment to the Company’s Compensation Policy to remove the limitations on the maximum annual premium payable under D&O insurance policies.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, is required for shareholders to approve this resolution provided that either: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting, in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

THE COMPENSATION COMMITTEE AND BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE APPROVAL OF THE AMENDMENT TO THE COMPENSATION POLICY.

PROPOSAL NO. 2

AMENDMENT TO THE AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF THE COMPANY TO ADD A FORUM SELECTION PROVISION

Currently, our Articles of Association (the Articles”) do not include a forum selection provision. In response to a March 2020 decision in the Delaware Supreme Court validating federal forum selection provisions, the Board of Directors considered the adoption of an exclusive forum selection provision. In light of this Delaware Supreme Court decision in Salzburg et al. v. Matthew Sciabacucchi, No. 346, 2019 (Del.) and additional considerations discussed below, our Board of Directors has determined that it is in the best interests of the Company to include an exclusive forum selection provision in our Articles. For avoidance of any doubt, the Amendment is not being proposed in anticipation of any specific litigation or transaction.

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The Company is seeking shareholder approval to amend our Articles to add a new section to the Articles to provide that, unless we consent in writing to the selection of an alternative forum: (i) the federal district courts of the United States shall be the exclusive forum for the resolution of any claim arising under the Securities Act of 1933, as amended (the “federal forum selection provision”); and (ii) the Tel Aviv District Court (Economic Division) shall be the exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders, or (c) any action asserting a claim arising pursuant to any provision of the Israeli Companies Law 5759-1999 or the Israeli Securities Law 5728-1968 (the “Israeli forum selection provision”) (together, the “Amendment”).

Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to these provisions.

The Company believes that adopting the Amendment is in the best interests of the Company and its shareholders for the following reasons: (i) the federal forum selection provision allows for the consolidation of multi-jurisdiction litigation and reduces the risk that the outcome of cases in multiple jurisdictions could be inconsistent; (ii) the Amendment will help avoid state court forum shopping and provide for efficiencies in managing the procedural aspects of securities litigation; and (iii) the Amendment provides that all intra-corporate disputes be litigated in the State of Israel, where the Company is incorporated and whose law governs such disputes. Moreover, the Israeli courts have developed considerable expertise in dealing with corporate law issues involving Israeli public companies, as well as a substantial and influential body of case law construing Israel’s corporate law and long-standing precedent regarding corporate governance.

The Amendment will only regulate the forum where shareholders may file certain claims; it does not restrict the ability of our shareholders to bring such claims, nor does it affect the remedies available if such claims are successful. Moreover, the Company will retain the ability to consent to an alternative forum in circumstances where the Company determines that its interests and those of its shareholders are best served by permitting a particular dispute to proceed in a forum other than the federal district courts or State of Israel, as applicable.

Given these considerations, the Board of Directors has determined that it is in the best interests of the Company that the Articles be amended to include these exclusive forum selection provisions. There is, however, uncertainty as to whether a court would enforce these provisions. In addition, although we are seeking approval of these provisions for the reasons cited above, if these provisions are approved and implemented, this Amendment may also have the effect of limiting investors’ ability to bring a claim in a judicial forum that they find favorable.

If approved, the amendment would enable us to amend our Articles by adding a new Article 38 to the Articles to read as follows:

FORUM SELECTION

38. Unless the Company consents in writing to the selection of an alternative forum, and other than with respect to plaintiffs or a class of plaintiffs which may be entitled to assert in the courts of the State of Israel, with respect to any causes of action arising under the Securities Act of 1933 as amended, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended; and (b) unless the Company consents in writing to the selection of an alternative forum, the Tel Aviv District Court (Economic Division) shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company, to the Company or the Company’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Israeli Companies Law 5759-1999 or the Israeli Securities Law 5728-1968. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of the Company shall be deemed to have notice of and consented to these provisions.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, to amend the Company’s Amended and Restated Articles of Association to add a federal forum selection provision and an Israeli forum selection provision, as described in the Proxy Statement.”

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The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

The Board of Directors recommend THAT THE SHAREHOLDERS VOTE FOR the approval of AMENDMENT TO THE AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF THE COMPANY.

PROPOSAL NO. 3

AMENDMENTS TO THE EMPLOYMENT TERMS OF MR. DROR BEN-ASHER, THE COMPANY’S CHIEF EXECUTIVE OFFICER

The Companies Law requires that the terms of service and employment of a company’s chief executive officer be approved by the compensation committee, the board of directors and the shareholders of the company, except in the limited circumstances set forth in the Companies Law. In addition, the Companies Law provides that transactions between a company and its directors regarding their terms of office as director, and with respect to their terms of employment in other positions in the company, are subject to the approval of such company's Compensation Committee, as applicable, board of directors and shareholders.

Mr. Dror Ben-Asher has served as the Company's Chief Executive Officer and Chairman of the Board of Directors since its incorporation until today. In light of Mr. Ben-Asher's contribution to the Company, and in accordance with the Compensation Policy, the Compensation Committee and Board of Directors have determined that the proposed revisions to the terms of employment described below are appropriate, reasonable and reflect the significant contribution of Mr. Ben-Asher to the Company.

When discussing revisions to the terms of employment of Mr. Ben-Asher, the Compensation Committee and the Board of Directors took into consideration, inter alia: (a) the Board of Directors considers Mr. Ben-Asher as a major factor in setting the Company's business strategy and a key factor for the Company's successful business execution; (b) the Company's achieved strategic milestones during the last years as a results of Mr. Ben-Asher's leadership and contribution; (c) Mr. Ben-Asher's fixed compensation has not been updated for the last three years and reflect significantly lower compensation than market benchmark; and (d) Mr. Ben-Asher also serves as the Chairman of the Board of Directors with no additional compensation. The proposed revised terms of compensation which will be effective starting on October 1, 2020, comply with the Company’s Compensation Policy.

The Compensation Committee and Board found its advisable and appropriate to recommend to the shareholders to provide for a revision to the terms of employment of Mr. Ben-Asher as follows (i) an increase of the annual base salary of Mr. Ben-Asher from NIS 1,260,000 ($360,000 based on the representative U.S. dollar – NIS rate of exchange of 3.5) to NIS 2,310,000 ($660,000 based on the representative U.S. dollar – NIS rate of 3.5); (ii) increased benefits relating to advance notice of termination (increase from six months to 12 months), company car reimbursement expenses (increased from NIS 6,000 monthly to NIS 7,500 monthly), annual medical checkup, and medical private insurance for a cost of up to $1,000 annually and (iii) to incorporate the terms of the change in control employee retention plan (the "CIC Plan") in Mr. Ben-Asher’s employment terms as described below.

In 2018, the Company adopted the CIC Plan, providing for payment to Company employees, other than to the chief executive officer, in the event of a “Change in Control” events (as defined below), subject to the satisfaction of various conditions. Compensation to employees would be in amount of up to 12 months’ salary depending on employee seniority and years with the Company.

A “Change in Control” under the CIC Plan is defined as follows:

i.	The consummation of any merger, consolidation, reorganization, or similar transaction or series of related transactions of the Company with another entity, other than a merger, consolidation, reorganization, or similar transaction or series of related transactions which would result in the shareholders of the Company immediately preceding the transaction beneficially owning, immediately after the transaction, at least 50% of the combined voting power of the outstanding securities of the surviving or resulting entity (or its parent);

ii.	Any “person” (as such term is used in Sections 13(d) and 14(d) of the U.S. Exchange Act of 1934 (“Exchange Act”)) or “group” (two or more persons acting as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding, or disposing of the applicable securities referred to herein) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company’s then-outstanding voting securities;

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iii.	The election of a board of directors over a three-year period or less, the majority of which is not supported by at least a majority of the then existing board of directors of the Company; or

iv.	Any sale, lease, exchange, or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company (other than to an entity controlled by the Company).

The benefits under the CIC Plan will be paid if the Company’s total equity value will be at least $250 million at the time of the Change in Control event, and the payment will depend on the employee's continued employment with the Company as follows: (i) in case of termination of employment (by the Company) during the first year after the Change in Control event the payment will be paid at the end of the employment period; and (ii) otherwise at the end of the period agreed with the new controlling shareholder (but not more than two years).

The CIC Plan provides that payment to top management shall not exceed an amount equal to six months’ salary for management that has been employed by the Company less than three years at the time of the occurrence of the Change in Control and an amount not to exceed 12 months’ salary for management that has been employed by the Company for more than three years at the time of the occurrence of the Change in Control event. Due to the importance of Mr. Ben-Asher to the success of the Company and his key role in leading the Company, the Board of Directors and Compensation Committee find it advisable and appropriate to recommend to the shareholders to approve an amendment to the employment terms of Mr. Ben-Asher to provide for a payment equal to total of 18 months’ salary upon the occurrence of a Change in Control. Mr. Ben-Asher has been employed by the Company since 2009.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, to approve the amendments to the employment terms of Mr. Dror Ben-Asher as described in the proxy statement”.

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, is required for shareholders to approve this resolution provided that either: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting, in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

The COMPENSATION COMMITTEE AND THE Board of Directors recommend THAT THE SHAREHOLDERS VOTE FOR the approval of the AMENDMENTs TO EMPLOYMENT TERMS OF MR. DROR BEN-ASHER.

PROPOSAL NO. 4

AMENDMENT TO THE EMPLOYMENT TERMS OF MR. RICK SCRUGGS, THE COMPANY CHIEF COMMERCIAL OFFICER

The Companies Law provides that transactions between a company and its directors regarding their terms of office as director, and with respect to their terms of employment in other positions in the company, are subject to the approval of such company’s audit committee or compensation committee, as applicable, board of directors and shareholders.

Mr. Rick D. Scruggs has served as the Company’s Chief Commercial Officer since February 2020 and has served as its Chief Operations Officer, U.S. Operations since January 1, 2019 and as a member of the Board of Directors since January 1, 2016. Mr. Scruggs has significant business development and commercial experience in the biopharma industry, including as the former Executive Vice President of Business Development at Salix Pharmaceuticals.

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As described in Proposal 3 above, the Company adopted in 2018 the CIC Plan providing for payment to Company employees, other than to the chief executive officer, in “Change in Control” events, subject to the satisfaction of various conditions. Compensation to employees would be up to 12 months’ salary depending on employee seniority and years with the Company. The terms of the CIC are summarized in Proposal 3 above.

Due to the importance of Mr. Scruggs to the success of the Company, the Compensation Committee and Board of Directors find it advisable and appropriate to recommend to the shareholders to approve an amendment to the employment terms of Mr. Scruggs to incorporate the terms of the CIC Plan. Under the terms of the CIC Plan, Mr. Scruggs would be entitled to a payment upon a Change in Control equal to six months’ salary if he is employed by the Company less than three years at the time of the occurrence of the Change in Control event and a payment equal to 12 months’ salary if he is employed by the Company for more than three years at the time of the occurrence of the Change in Control event. Mr. Scruggs has been employed by the Company since January 2019.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, to approve the amendment to the employment terms of Mr. Rick D. Scruggs as described in the proxy statement.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

The compensation committee and the Board of Directors recommend a vote FOR the approval of Amendment to the employment terms of Mr. Scruggs.

PROPOSAL NO. 5

REPRICING OF OPTIONS EXERCISABLE INTO ADSs OF THE COMPANY PREVISOLY GRANTED TO MR. RICK SCRUGGS

Earlier this year, the Compensation Committee and the Board of Directors approved the repricing of all options to purchase ADSs that were outstanding at the time of such approval in order to incentive the Company's officers, team members and consultants to continue to contribute to the Company's success and results of operations. This was due to the fact that the exercise price of each option to purchase ADSs granted by the Company under the RedHill Biopharma Ltd. Amended and Restated Award Plan (2010) (the "Plan") exceeded the then current price per ADS on the Nasdaq. On May 4, 2020, the Company shareholders approved the repricing of the options held by Mr. Scruggs and the Company directors immediately prior to the date of that shareholders meeting as required under the Israeli Companies Law 5759-1999 ("Companies Law") on the same terms as the Company employees.

The repricing plan, previously approved by the Compensation Committee and the Board, provided that each of the existing options would be repriced to an exercise price (called, the “Updated Exercise Price”) equal to fifty percent (50%) of the original exercise price of each such option, but not less than $6.00; provided that (x) the exercise price will lowered to $5.00 if the Company generates (a) at least $75 million of net revenues or negative Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) of less than $55 million in 2020; (b) at least $100 million of net revenues or negative EBITDA of less than $40 million in 2021; or (c) at least $130 million of net revenues or negative EBITDA of less than $20 million in 2022, and (y) the exercise price will lowered to $4.30, if the Company generates (a) at least $75 million of net revenues and negative EBITDA of less than $55 million in 2020; (b) at least $100 million of net revenues and negative EBITDA of less than $40 million in 2021; or (c) at least $130 million of net revenues and negative EBITDA of less than $20 million in 2022.

Following the last shareholders meeting, the Compensation Committee and the Board of Directors approved the repricing of the options that had been granted under the Plan since their previous approvals of the repricing of options. In the context of this recent approval of the repricing, the Compensation Committee and the Board also approved the repricing of options to acquire 75,000 ADSs granted to Mr. Scruggs (which has an exercise price of $6.84) on the same terms as the repricing of options approved for other grantees who were granted options under the Plan during this period; provided that the Updated Exercise Price of these options held by Mr. Scruggs shall not be less than the closing price per share on the date of the General Meeting. As with all other optionees, Mr. Scruggs would need to accept the terms of the repricing for it to be effective.

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It is proposed that at the General Meeting, the following resolution be adopted:

"RESOLVED, to approve the repricing of the options to acquire 75,000 ADSs granted to the Mr. Rick Scruggs on the terms described in the proxy statement."

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE COMPENSATION COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND THAT YOU VOTE FOR THE APPROVAL OF THE REPRICING OF OPTIONS GRANTED TO MR. SCRUGGS.

PROPOSAL NO. 6

EXTENSION OF OPTIONS TO PURCHASE ADSs OF THE COMPANY PREVIOUSLY GRANTED TO BOARD OF DIRECTORS MEMBERS

On March 19, 2014, the Company granted options to purchase an aggregate of 64,000 ADSs at an exercise price of $14.80 per ADS to the members of the Board of Directors pursuant to the Plan (the "2014 Options") which options expire seven years following the grant date. In order to incentivize and reward them for their dedication and commitment to the Company, the Company's Compensation Committee and the Board of Directors approved the extension of the exercise period for the 2014 Options by three additional years until March 19, 2024. Following such extension, the term of the 2014 Options will have the maximum term permitted under the Plan and may not be further extended.

The proposed extension of the 2014 Options would be on the same terms as the current terms and conditions of the 2014 Options.

It is proposed that at the General Meeting, the following resolution be adopted:

"RESOLVED, to approve the extension until March 19, 2024 of the exercise period of options to purchase 64,000 ADSs granted to the members of the Board of Directors, with all other terms remaining unchanged."

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE COMPENSATION COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND THAT YOU VOTE FOR THE APPROVAL OF EXTENSION OF OPTIONS GRANTED TO THE BOARD MEMBERS.

PROPOSAL NO. 7

EXTENSION OF OPTIONS TO PURCHASE ADSs OF THE COMPANY PREVIOUSLY GRANTED TO MR. DROR BEN-ASHER

The Companies Law requires that the terms of service and employment of a company’s chief executive officer be approved by the compensation committee, the board of directors and the shareholders of the company, except in the limited circumstances set forth in the Companies Law. In addition, the Companies Law provides that transactions between a company and its directors regarding their terms of office as director, and with respect to their terms of employment in other positions in the company, are subject to the approval of such company's audit committee or Compensation Committee, as applicable, board of directors and shareholders.

On March 19, 2014, the Company granted options to purchase 45,000 ADSs to Mr. Ben-Asher at an exercise price of $14.80 per ADS, which options expire seven years following the grant date. In order to incentivize Mr. Ben-Asher and to reward him for his dedication and commitment to the Company, the Company's Compensation Committee and the Board of Directors approved the extension of the exercise period of such options by three additional years until March 19, 2024. Following such extension, the term of the options will have the maximum term permitted under the Plan and may not be further extended.

The proposed extension of the options would be on the same terms as the current terms and conditions of the options.

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It is proposed that at the General Meeting, the following resolution be adopted:

"RESOLVED, to approve the extension until March 19, 2024 of the exercise period of options to purchase 45,000 ADSs granted to Mr. Ben-Asher, with all other terms remaining unchanged."

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, is required for shareholders to approve this resolution provided that either: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting, in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

The Compensation Committee and the Board of directors recommend a vote FOR the approval of extension of options to acquire Adss of Mr. Dror Ben-Asher.

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no other business to be transacted at the General Meeting, but, if any other matters are properly presented at the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By order of the Board of Directors

Dror Ben-Asher

Chairman of the Board of Directors
Dated: September 22, 2020

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Appendix A – Amendment to the Compensation Policy

Exemption, Indemnification and Insurance

Board member and Officer liability insurance (claims made): the Company may obtain a liability insurance policy for Board members and Officers, which would apply to Officers of the Company and/or of its subsidiaries, as they may be, from time to time, subject to the following terms and conditions: (a) the total insurance coverage under the insurance policy shall not exceed US $100 million; ~~(b) the annual premium payable by the Company for the insurance premium shall not exceed US $2 million annually~~ and (b~~c~~) the purchase of such policy shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that such policy reflects the current market conditions, and it shall not materially affect the Company's profitability, assets or liabilities.

Board member and Officer’s liability insurance (run-off): should the Company sell its operations (in whole or in part) and/or in case of merger, spin-off or any other significant business combination involving the Company and/or part or all of its assets, the Company may obtain a Board member and Officer’s liability insurance policy (run-off) for Board members and Officers in office with regard to the relevant operations, subject to the following terms and conditions: (a) the insurance term shall not exceed 7 years; (b) the coverage amount shall not exceed US $100 million; ~~(c) the premium payable by the Company shall not exceed US $2 million annually~~ and (c~~d~~) the purchase of such policy shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that such policy reflects the current market conditions, and it shall not materially affect the Company's profitability, assets or liabilities.

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12179 RedHill Biopharma Ltd VIF Proof 2 For Against Abstain For Against Abstain MAIL • Mark, sign and date your Voting Instruction Form. • Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postage - paid envelope provided. Extraordinary General Meeting of RedHill Biopharma Ltd. to be held on October 26, 2020 For Holders as of September 22, 2020 All votes must be received by 12:00 p.m. EST, on October 22, 2020. Copyright © 2020 Mediant Communications Inc. All Rights Reserved Please Sign Here Please Date Above Please Sign Here Please Date Above Please separate carefully at the perforation and return just this portion in the envelope provided. Authorized Signatures - This section must be completed for your instructions to be executed. EVENT # CLIENT # PROXY TABULATOR FOR REDHILL BIOPHARMA LTD. P.O. BOX 8016 CARY, NC 27512 - 9903 1. To approve an amendment to the Company’s Compensation Policy regarding the D&O insurance premium ; 1 a . Are you a controlling shareholder or do you have a personal interest in the approval of proposal 1 above? (Response required for vote to be counted . ) 2. To approve an amendment to the Amended and Restated Articles of Association of the Company to add a forum selection provision; 3. To approve amendments to the employment terms of Mr. Dror Ben - Asher, the Company’s Chief Executive Officer; 3 a . Are you a controlling shareholder or do you have a personal interest in the approval of proposal 3 above? (Response required for vote to be counted . ) 4. To approve an amendment to the employment terms of Mr. Rick Scruggs, the Company’s Chief Commercial Officer; 5. To approve the repricing of options exercisable into American Depository Shares (“ADSs”) of the Company granted to Mr. Rick Scruggs; 6. To approve the extension of options to purchase ADSs of the Company previously granted to members of the board of directors; and 7. To approve the extension of options to purchase ADSs of the Company previously granted to Mr. Dror Bern - Asher. 7 a . Are you a controlling shareholder or do you have a personal interest in the approval of proposal 7 above? (Response required for vote to be counted . ) For Against Abstain Yes No Yes No Yes No Date: Extraordinary General Meeting of RedHill Biopharma Ltd. October 26, 2020 See Voting Instruction On Reverse Side. Please make your marks like this: Use pen only 12179 RedHill Biopharma Ltd VIF.indd 1 9/17/2020 5:40:30 PM

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12179 RedHill Biopharma Ltd VIF Proof 2 REDHILL BIOPHARMA LTD. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12 : 00 p . m . EST on October 22 , 2020 ) The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of RedHill Biopharma Ltd . registered in the name of the undersigned on the books of the Depositary as of the close of business on September 22 , 2020 at the Extraordinary General Meeting of the Shareholders of RedHill Biopharma Ltd . to be held on October 26 , 2020 or any postponement or adjournment thereof in respect of the resolutions specified on the reverse . NOTES: 1. Please direct the Depositary how it is to vote by placing an “X” in the appropriate box opposite each agenda item . 2. If you do not vote or if your voting instructions are not received before the deadline, you will be deemed to have given a discretionary proxy to the Company to vote the shares represented by your ADRs pursuant to the terms and conditions of the ADRs and the Deposit Agreement under which they are issued . PROXY TABULATOR FOR REDHILL BIOPHARMA LTD. P.O. BOX 8016 CARY, NC 27512 - 9903 12179 RedHill Biopharma Ltd VIF.indd 2 9/17/2020 5:40:31 PM

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